

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2012

Via E-mail
J. W. Roth
Chief Executive Officer
Accredited Members Holding Corporation
2 North Cascade Avenue, Suite 1400
Colorado Springs, CO 80903

      Re: Accredited Members Holding Corporation
              Amended Preliminary Proxy Statement on Schedule 14A
              Filed June 11, 2012
              File No. 000-52533

Dear Mr. Roth:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Michael McTiernan

                    Michael McTiernan
                    Assistant Director

cc: Theresa M. Mehringer
       Burns Figa & Will, PC